UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

  X   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s):  333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
   RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive office)

Registrant’s telephone number, including area code:  (973) 974-5000

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009
and for the Year Ended December 31, 2010	4-7

SUPPLEMENTAL SCHEDULE: Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2010	8-26

SIGNATURE	27

Exhibit 23-1 Consent of J.H. Cohn LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 29, 2011

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

CASH	$6,637	$13,576

INVESTMENTS (Notes 3 and 4):
Participant directed investments, at fair value	2,221,927,563	1,865,648,079

RECEIVABLES:
Notes receivable from participants	66,837,683	58,555,434
Interest and dividends receivable	4,221,269	4,144,065
Broker receivable for securities sold	326,903	6,330,188
Participant contribution receivable	11,347	72,001
Employer contribution receivable	5,713	4,711

TOTAL RECEIVABLES	71,402,915	69,106,399

TOTAL ASSETS	2,293,337,115	1,934,768,054

LIABILITIES

Broker payable for securities purchased	2,150,921	14,465,565
Accrued expenses	957,108	1,432,481

TOTAL LIABILITIES	3,108,029	15,898,046

NET ASSETS AVAILABLE FOR BENEFITS	$2,290,229,086	$1,918,870,008

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participant	$153,243,364
Employer	57,518,614
Total contributions	210,761,978

Investment income:
Net appreciation in fair value of investments (Note 3)	206,827,776
Dividend income	24,967,940
Interest income	3,267,194
Total investment income	235,062,910
Interest income on notes receivable from participants	3,267,858

TOTAL ADDITIONS	449,092,746

DEDUCTIONS:
Benefits paid to participants	(119,102,122)
Administrative and general expenses	(5,324,678)

TOTAL DEDUCTIONS	(124,426,800)

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	324,665,946

TRUST TO TRUST TRANSFERS IN	46,693,132

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	371,359,078

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,918,870,008

End of year	$2,290,229,086

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is administered by a three-member committee (the “Plan Administrator”) appointed by the Board of Directors of Automatic Data Processing, Inc. ("ADP", the “Company” or the “Plan Sponsor”).  JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $110,000 in 2009), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code (“IRC”) (and certain special limits for Puerto Rico residents participating in the Plan).  Participating employees earning more than these amounts (“Highly Compensated Employees”) can only contribute up to the amount determined by the Plan Administrator annually (currently 10% of their compensation).  Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions (“Catch-Up Contributions”) up to the amount of $5,500 for 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”).  Unless the employee elects otherwise, any employee hired on or after January 8, 2007 shall be automatically enrolled as a participant in the Plan after sixty days of employment at a deferral rate of 3% of compensation.  These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date.  Participant contributions during the year ended December 31, 2010 include $7,420,916 of rollover contributions.

Matching Employer Contributions—Effective January 1, 2009, the Company contributes an amount equal to 50% of the first 6% of each participant’s salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company’s matching contribution increases to an amount equal to 70% of the first 6% of a participant’s salary deferral election.  Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year.  Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, and an allocation of Plan gains or losses.  Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments —Investments in the Plan consist of various investments which include the ADP Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.

The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund, the Montag & Caldwell Large Cap Growth Fund and the American Century Small Cap Value Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues.  The UBS S&P 500 Index Fund, the BlackRock Russell 2000 Growth Fund (which was formerly known as the Barclays Russell 2000 Growth Fund), the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund and the JPMorgan SmartRetirement 2040 Fund are commingled trusts.  The Western Asset Institutional Government Reserves Fund is a money market fund.  The Artio International Equity - Institutional Fund is a mutual fund.  The JPMorgan U.S. Government Short-Term Investment Fund is a money market fund used to invest residual cash and is not participant directed.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan.  Effective January 1, 2009, matching contributions are deposited into participants’ accounts each pay period and are made pursuant to their individual investment election on file at that time.

Vesting—Participants are immediately vested in their contributions, including salary deferral and rollover contributions.  Matching Company contributions are vested as follows:

Less than two years of service from date of hire                                                                                                      0%

Two but less than three years of service from date of hire                                                                                   50%

Three or more years of service from date of hire                                                                                                  100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment.  The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account.  Alternatively, he or she can elect to defer payment if the total of the participant’s vested account balance is more than $1,000.  The balance in the participant’s ADP Stock Fund account can be distributed as whole shares of Company common stock (“Company Stock”) or as cash equivalent to the fair market value of the Company Stock at the date of distribution.  Effective June 1, 2009, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Pursuant to this amendment, if the total of the participant’s vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account (“IRA”) established with The Bancorp Bank.  Fees and expenses for the IRA will be charged against a participant’s account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.

Trust to Trust Transfers In – Effective November 15, 2010, the Cobalt Group, Inc. 401(k) Profit Sharing Plan merged into the Plan in connection with the acquisition of the Cobalt Group by the Company during the year ended December 31, 2010.  Transfers of $25,186,791 are included in Trust to Trust Transfers In in the accompanying Statement of Changes of Net Assets Available for Benefits.

Effective December 1, 2010, the Workscape Employee Retirement Savings Plan merged into the Plan in connection with the acquisition of Workscape, Inc. by the Company during the year ended December 31, 2010.  Transfers of $21,014,667 are included in Trust to Trust Transfers In in the accompanying Statement of Changes of Net Assets Available for Benefits.

Forfeitures—Upon termination of a participant’s employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance.  The nonvested portion of the participant’s account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document.  The amount of unused forfeitures as of December 31, 2010 and 2009 amounted to $1,648,590 and $2,766,275, respectively.  For the year ended December 31, 2010, amounts used to pay administrative expenses amounted to $853,080, and the amount used to reduce employer contributions was $3,454,918.

Notes Receivable from Participants—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions.  Outstanding loans are secured by the participant’s interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants’ loan repayments and any interest due are paid into the participants’ account.

Employee Stock Ownership Plan Component– The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (“ESOP Component” or “ESOP”) which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA.  The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment.  The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company.  The following includes main highlights of the ESOP Component.  Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock.  Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company.  All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant’s election, dividends can be reinvested in the ESOP Component.  All cash dividends are paid out on a quarterly basis.  If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto regarding the payment of benefits from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

For mutual fund/money market fund investments, including the Columbia Dividend Value Fund, Artio International Equity Fund - Institutional Fund, and Western Asset Institutional Government Reserves Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately.  Management fees for the separately managed accounts and comingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Investments—See Note 4 - “Fair Value Measurements.”

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.  At December 31, 2010 and 2009, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $273,899 and $215,936, respectively.

Recently Issued Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures about Fair Value Investments.”  ASU 2010-6 amends the disclosure requirements in Accounting Standards Codification (“ASC”) 820.10 “Fair Value Measurements and Disclosures,” which the Plan adopted on January 1, 2008, and requires new disclosures regarding transfers in and out of Level 1 and Level 2 asset categories as well as more detailed information for the Level 3 reconciliation of activity, if required.  Since the Plan adopted ASC 820.10, the Plan has not had any transfers in or out of Level 1 or Level 2.  ASU 2010-6 also clarifies existing disclosure requirements regarding the level of disaggregation expected, valuation techniques and inputs to fair value measurements.  ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009.  The adoption of this guidance for the Plan year ended December 31, 2010 did not have a material impact on the Plan's financial statements.  See Note 4 - “Fair Value Measurements.”

In September 2010, the Financial Accounting Standards Board issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.”  This guidance clarifies the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and must be measured at their unpaid principal balance plus accrued but unpaid interest.  This guidance, which must be applied retrospectively, is effective for years ending after December 15, 2010.  The Plan adopted this guidance during the Plan year ended December  31, 2010.  The prior period amount has been reclassified in the accompanying financial statements to conform to the current presentation.  The adoption of this guidance for the Plan year ended December 31, 2010 did not have a material impact on the Plan's financial statements.

3.	INVESTMENTS

The investments of the Plan as of December 31, 2010 and 2009 are summarized as follows:

Investments, at fair value:	2010		2009

Artio International Equity Fund - Institutional Fund	$258,702,101	*	$236,597,001	*
ADP Common Stock, 5,403,929 shares and 5,497,108 shares, respectively	250,093,834	*	235,386,165	*
Seix Intermediate Bond Fund	238,379,734		221,713,266
Western Asset Institutional Government Reserves Fund	212,068,291	*	220,131,628	*
UBS S&P 500 Index Fund	194,005,925	*	154,776,506	*
Columbia Dividend Value Fund	183,186,521		146,994,502
Montag & Caldwell Large Cap Growth Fund	141,620,168		121,129,157
BlackRock Russell 2000 Growth Fund	175,423,277	*	120,015,087	*
JPMorgan SmartRetirement 2020 Fund	132,637,228	*	99,519,652	*
American Century Small Cap Value Fund	126,466,222		87,629,024
JPMorgan SmartRetirement 2030 Fund	112,292,164		77,709,658
JPMorgan SmartRetirement 2040 Fund	77,325,268		48,508,786
JPMorgan SmartRetirement 2015 Fund	60,524,198		45,703,785
JPMorgan SmartRetirement 2010 Fund	29,146,496		26,189,881
JPMorgan SmartRetirement Income Fund	26,453,188		20,589,254
JPMorgan U.S. Government Short-Term Investment Fund	2,964,485		3,051,743
Fidelity Managed Income Portfolio	635,897		-
Broadridge Company Stock, 117 shares	2,566		2,639
Trusco Small Cap Growth Fund	-		345
Total Investments	$2,221,927,563		$1,865,648,079

* Investments held that represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Large Cap Growth Fund and American Century Small Cap Value Fund), underlying investments are used to make such determination.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

BlackRock Russell 2000 Growth Fund	$37,215,935
UBS S&P 500 Index Fund	24,353,993
American Century Small Cap Value Fund	21,665,916
ADP Stock Fund	19,229,643
Columbia Dividend Value Fund	16,893,890
JPMorgan SmartRetirement 2020 Fund	17,024,798
Artio International Equity – Institutional Fund	15,707,823
JPMorgan SmartRetirement 2030 Fund	15,202,193
JPMorgan SmartRetirement 2040 Fund	10,324,757
Montag & Caldwell Large Cap Growth Fund	9,854,075
JPMorgan SmartRetirement 2015 Fund	7,468,614
JPMorgan SmartRetirement 2010 Fund	3,326,309
JPMorgan SmartRetirement Income Fund	2,643,828
Trusco Small Cap Growth Fund	2,049
Western Asset Institutional Government Reserves Fund	19,587
Seix Intermediate Bond Fund	5,894,366

Net appreciation in fair value of investments	$206,827,776

4.  FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted ASC 820.10 for assets recognized or disclosed at fair value on a recurring basis.  The guidance in ASC 820.10 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.  ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value.  The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges.  Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments.

4.  FAIR VALUE MEASUREMENTS (continued)

The following tables present the investments of the Plan measured at fair value at December 31, 2010 and 2009.  See Note 3 - “Investments” for additional disclosure related to investments.

	As of December 31, 2010
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$251,759,914	$-	$251,759,914
Consumer Goods	126,812,099	259,925	127,072,024
Manufacturing and Industrial	104,192,313	-	104,192,313
Financial Services	72,937,659	-	72,937,659
Telecommunications and Other Services	59,026,333	-	59,026,333
Energy	52,579,739	-	52,579,739
Other	11,545,850	-	11,545,850

Mutual Funds:
International Equity Securities	258,702,101	-	258,702,101
U.S. Equity Securities	8,974,731	-	8,974,731

Commingled Trusts
Target Date Retirement Funds	-	438,378,542	438,378,542
S&P 500 Index Funds	-	194,005,924	194,005,924
Growth Index Funds	-	175,423,277	175,423,277
Managed Income Portfolio	-	635,897	635,897

Money Markets	-	229,200,254	229,200,254

Fixed Income Securities:
U.S. Government Securities	-	147,116,717	147,116,717
AA Corporate Bonds	-	27,338,645	27,338,645
A Corporate Bonds		24,733,535	24,733,535
Mortgage-Backed Securities	-	38,304,108	38,304,108

Total Investments	$946,530,739	$1,275,396,824	$2,221,927,563

	As of December 31, 2009
Asset Class	Level 1	Level 2	Total

Equity Securities:
ADP Common Stock	$236,927,685	$-	$236,927,685
Consumer Goods	89,136,521	258,300	89,394,821
Manufacturing and Industrial	88,927,825	-	88,927,825
Telecommunications and Other Services	55,680,146	134,775	55,814,921
Financial Services	47,299,988	-	47,299,988
Energy	31,755,787	-	31,755,787
Other	27,139,931		27,139,931

Mutual Funds:
International Equity Securities	236,597,001	-	236,597,001
U.S. Equity Securities	6,742,774	-	6,742,774

Commingled Trusts
Targeted Date Retirement Funds	-	318,221,016	318,221,016
S&P 500 Index Fund	-	154,776,506	154,776,506
Growth Index Fund	-	120,015,087	120,015,087

Money Markets	-	247,985,279	247,985,279

Fixed Income Securities:
U.S. Government Securities	-	117,335,712	117,335,712
AA Corporate Bonds	-	26,129,861	26,129,861
A Corporate Bonds	-	25,722,305	25,722,305
Mortgage-Backed Securities	-	34,861,580	34,861,580

Total Investments	$820,207,658	$1,045,440,421	$1,865,648,079

4.  FAIR VALUE MEASUREMENTS (continued)

The following table presents the investments of the Plan with a reported net asset value as of December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009	Redemption	Redemption
	Fair Value	Fair Value	Frequency	Notice Period

UBS Standard & Poors 500 Index Fund (1)	$194,005,924	$154,776,506	Daily	Trade date + 1
BlackRock Russell 2000 Growth Index Fund (2)	175,423,277	120,015,087	Daily	Trade date + 1
JPMorgan SmartRetirement Income Fund (3)	26,453,188	20,589,254	Daily	Trade date + 1
JPMorgan SmartRetirement 2010 Fund (4)	29,146,496	26,189,881	Daily	Trade date + 1
JPMorgan SmartRetirement 2015 Fund (4)	60,524,198	45,703,785	Daily	Trade date + 1
JPMorgan SmartRetirement 2020 Fund (4)	132,637,228	99,519,652	Daily	Trade date + 1
JPMorgan SmartRetirement 2030 Fund (4)	112,292,164	77,709,658	Daily	Trade date + 1
JPMorgan SmartRetirement 2040 Fund (4)	77,325,268	48,508,786	Daily	Trade date + 1
Fidelity Managed Income Portfolio	635,897	-	Daily	Trade date + 1
Total	$808,443,640	$593,012,609

(1) The objective of this fund is to provide a rate of return consistent with the Standard & Poor's 500 Index.
(2) The objective of this fund is to provide a rate of return consistent with the Russell 2000 Growth Index.
(3) The objective of this fund is to outperform a custom benchmark of domestic and international equities, fixed income and real estate investments that has risk and return characteristics designed for investors who are retired or expecting to retire in the near term.

(4) The objective of these funds is to outperform custom benchmarks of domestic and international equities, fixed income and real estate investments that have risk and return characteristics designed for investors who are expecting to retire near the applicable fund's target retirement date.

5.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 5,439,929 and 5,533,108 shares, respectively, of Company Stock with a cost basis of $203,402,208 and $204,917,796, respectively.  For the year ended December 31, 2010, the Plan recorded dividend income in the amount of $7,597,532 from participants’ investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan.  JPMorgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture.  Furthermore, no amendment shall decrease a participant’s vested interest under the Plan at the effective date of such amendment.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated August 9, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally Accepted Accounting Principles (United States of America) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

ADP STOCK FUND
Common Stock
*AUTOMATIC DATA PROCESSING, INC. COMMON STK	Common Stock	5,403,929	$250,093,834
BROADRIDGE FINANCIAL SOLUTIONS COMMON STOCK	Common Stock	117	2,566
Total Common Stock			250,096,400

Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,964,485	2,964,485

TOTAL ADP STOCK FUND			$253,060,885

AMERICAN CENTURY SMALL CAP VALUE FUND
Common Stock
AAR CORP COM STK	Common Stock	11,800	$324,146
ACTUANT CORP CLS 'A' COOM STK	Common Stock	6,000	159,720
ACUITY BRANDS INC COM STK	Common Stock	3,400	196,078
AEROPOSTALE INC COM STK	Common Stock	15,700	386,848
AEROVIRONMENT	Common Stock	6,700	179,761
ALASKA AIR GROUP INC COM STK	Common Stock	5,300	300,457
ALEXANDER & BALDWIN INC COM STK	Common Stock	5,700	228,171
ALLEGIANT TRAVEL COM STK	Common Stock	3,900	192,036
ALLIANCE HEALTHCARE SERVICES INC COM STK	Common Stock	76,200	323,088
ALLIANT TECHSYSTEMS INC COM STK	Common Stock	5,700	424,251
ALMOST FAMILY INC COM STK	Common Stock	4,800	184,416
ALPHA NATURAL RESOURCES CM STK	Common Stock	3,300	198,099
ALTERRA CAPITAL HLDGS LTD	Common Stock	24,100	521,524
ALTRA HOLDINGS INC COM STK	Common Stock	20,700	411,102
AMERICAN EAGLE OUTFITTER COM STK	Common Stock	21,400	313,082
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	15,100	189,505
AMERICAN NATIONAL BANKSHARES COM STK	Common Stock	9,400	221,370
AMERIGROUP CORP COM STK	Common Stock	4,900	215,208
AMSURG CORP COM STK	Common Stock	17,000	356,150
ANALOGIC CORP COM STK	Common Stock	3,187	157,788
APOGEE ENTERPRISES INC COM STK	Common Stock	15,000	202,050
APOLLO INVESTMENT CORP COM STK	Common Stock	48,800	540,216
ARCH CHEMICALS INC COM STK	Common Stock	4,300	163,099
ARCTIC CAT INC COM STK	Common Stock	16,100	235,704
ARES CAPITAL CORP COM STK	Common Stock	26,200	431,776
ARKANSAS BEST CORP COM STK	Common Stock	8,400	230,328
ARTESIAN RESOURCES CORP CLASS 'A' COM STK	Common Stock	14,600	276,670
ARTIO GLOBAL INVESTORS INC	Common Stock	34,000	501,500
ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	7,200	234,216
ASSOCIATED BANC-CORP COM STK	Common Stock	24,500	371,175
ATLANTIC TELE NETWORK INC COM STK	Common Stock	9,650	369,981
ATMOS ENERGY CORP COM STK	Common Stock	7,800	243,360

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
AVISTA CORP COM STK	Common Stock	11,000	$247,720
BALDWIN & LYONS INC CLASS 'B'	Common Stock	11,000	258,830
BALLY TECHNOLOGIES INC COM STK	Common Stock	4,700	198,293
BANCORPSOUTH INC COM	Common Stock	17,100	272,745
BARNES GROUP INC COM STK	Common Stock	11,600	239,772
BECKMAN COULTER INC COM STK	Common Stock	1,458	109,685
BEL FUSE INC CLASS 'B' SHS	Common Stock	13,100	313,090
BELDEN INC COM STK	Common Stock	8,000	294,560
BELO CORP CLASS 'A' COM STK	Common Stock	62,500	442,500
BENCHMARK ELECTRONICS INC COM STK	Common Stock	15,600	283,296
BERRY PETROLEUM CORP CLASS 'A' COM STK	Common Stock	10,700	467,590
BIG LOTS INC COM STK	Common Stock	17,700	539,142
BILL BARRETT CORP COM	Common Stock	9,600	394,848
BLACK HILLS CORP COM STK	Common Stock	6,400	192,000
BLUE COAT SYS INC	Common Stock	7,900	235,973
BOB EVANS FARMS INC COM STK	Common Stock	7,300	240,608
BOSTON PRIVATE FINANCIAL HLDGS INC COM	Common Stock	58,700	384,485
BRADY CORP 'A' NON.V	Common Stock	15,800	515,238
BRIGGS & STRATTON CORP COM STK	Common Stock	9,600	189,024
BRINK'S COMPANY BRINKS GROUP COM	Common Stock	12,500	336,000
BRINKER INTERNATIONAL COM STK	Common Stock	24,100	503,208
BRISTOW GROUP INC COM STK	Common Stock	6,900	326,715
BROOKLINE BANCORP	Common Stock	17,400	188,790
BROWN SHOE CO INC COM STK	Common Stock	19,500	271,635
BRUSH ENGINEERED MATERIALS INC COM STK	Common Stock	4,100	158,424
CABELAS INC COM STK	Common Stock	11,600	252,300
CACI INTL INC CLASS A COM	Common Stock	3,400	181,560
CADENCE DESIGN SYSTEMS INC COM STK	Common Stock	25,900	213,934
CAL DIVE INTL INC DEL COM STK	Common Stock	65,600	371,952
CALAMOS ASSET MANAGEMENT INC COM STK	Common Stock	22,000	308,000
CAPITOL FEDERAL FINANCIAL INC	Common Stock	17,617	209,813
CASS INFORMATION SYSTEMS COM STK	Common Stock	4,600	174,524
CATO CORP CLASS 'A' COM STK	Common Stock	5,500	150,755
CDI CORP COM STK	Common Stock	16,200	301,158
CENTRAL VERMONT PUBLIC SERVICE CORP COM	Common Stock	14,800	323,528
CENTURY ALUMINIUM COM STK	Common Stock	14,400	223,632
CERADYNE INC COM STK	Common Stock	6,000	189,180

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
CHARMING SHOPPES INC COM STK	Common Stock	47,911	$170,084
CHEMED CORP CAP	Common Stock	3,700	234,987
CHESAPEAKE UTILITIES CORP COM STK	Common Stock	7,000	290,640
CHRISTOPHER & BANKS CORP COM STK	Common Stock	49,900	306,885
COUR D'ALENE MINECOM	Common Stock	16,700	456,244
COHERENT INC COM STK	Common Stock	3,600	162,504
COLDWATER CREEK COM STK	Common Stock	65,400	207,318
COLFAX CORP	Common Stock	14,100	259,581
COLLECTIVE BRANDS INC	Common Stock	27,900	588,690
COMFORT SYSTEMS USA COM STK	Common Stock	14,800	194,916
COMMERCIAL METALS CO COM STK	Common Stock	17,200	285,348
COMMUNITY BANK SYSTEMS NY COM STK	Common Stock	6,900	191,613
COMMUNITY HEALTH SYSTEMS INC(NEW) COM ST	Common Stock	4,700	175,639
COMPASS DIVERSIFIED HLDGS SHS OF BENEFIC INTEREST	Common Stock	17,800	314,882
COMPUWARE CORP COM STK	Common Stock	15,900	185,553
COOPER TIRE & RUBBER CO COM STK	Common Stock	7,900	186,282
CORE-MARK HLDG CO INC COM STK	Common Stock	8,200	291,838
CSS INDUSTRIES INC COM STK	Common Stock	11,000	226,710
CULLEN FROST BANKERS COM STK	Common Stock	4,300	262,816
CULP INC COM STK	Common Stock	23,200	240,352
CURTISS-WRIGHT CORP COM STK	Common Stock	48,800	1,620,160
CUTERA INC COM STK	Common Stock	36,000	298,440
CVB FINANCIAL NPV	Common Stock	18,600	161,262
CYMER INC COM STK	Common Stock	6,200	279,434
CYTEC INDUSTRIES INC COM STK	Common Stock	3,900	206,934
DANA HOLDING CORP	Common Stock	30,300	521,463
DG FASTCHANNEL INC COM STK	Common Stock	11,200	323,456
DHT HLDGS INC COM STK	Common Stock	50,600	235,290
DIANA SHIPPING INC COM STK	Common Stock	35,100	421,902
DOUGLAS DYNAMICS INC	Common Stock	9,300	140,895
DRESS BARN INC COM STK	Common Stock	15,900	420,078
DST SYSTEMS INC DELAWARE COM STK	Common Stock	15,100	669,685
DYNAMIC MATERIALS CORP COM STK	Common Stock	15,600	352,092
EAST WEST BANCORP INC COM STK	Common Stock	9,000	175,950
ELECTRO SCIENTIFIC INDUSTRIES INC COM ST	Common Stock	27,900	447,237
ELECTRONICS FOR IMAGING INC COM STK	Common Stock	24,000	343,440
EMCOR GROUP COM STK	Common Stock	18,200	527,436
EMULEX CORP COM STK	Common Stock	14,500	169,070
ENCORE WIRE CORP COM STK	Common Stock	22,000	551,760

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
ENTERCOM COMMUNICATIONS COM STK	Common Stock	14,444	$167,262
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	130,000	334,100
ESTERLINE TECHNOLOGIES CORP COM STK	Common Stock	3,700	253,783
ETHAN ALLEN INTERIORS INC COM STK	Common Stock	9,300	186,093
FARMER BROS CO COM STK	Common Stock	14,000	249,200
FIFTH STREET FINANCE CORP	Common Stock	19,400	235,516
FINISH LINE IN CLASS 'A' COM STK	Common Stock	19,000	326,610
FIRST COMM'WTH FINL CORP PA COM STK	Common Stock	20,800	147,264
FIRST FINANCIAL HLDGS INC COM STK	Common Stock	21,100	242,861
FIRST FINANCIAL NORTHWEST INC COM STK	Common Stock	39,600	158,796
FIRST HORIZON NATIONAL CORP COM STK	Common Stock	84,810	999,065
FIRST INTERSTATE BANCSYSTEM INC	Common Stock	13,500	205,740
FIRST MIDWEST BANCORP COM STK	Common Stock	26,200	301,824
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	32,600	455,748
FIRST REPUBLIC BANK SAN FRANCISCO	Common Stock	7,438	216,595
FIRSTMERIT CORP COM STK	Common Stock	23,800	471,002
FLUSHING FINANCIAL CORP COM STK	Common Stock	12,800	179,200
FNB CORP PA COM STK	Common Stock	33,500	328,970
FOREST OIL CORP COM STK	Common Stock	5,000	189,850
FRED'S INC CLASS 'A' COM STK	Common Stock	23,300	320,608
FREIGHTCAR AMERICA INC COM STK	Common Stock	4,700	136,018
FRONTIER OIL CORP COM STK	Common Stock	29,400	529,494
FULLER (H.B.) CO COM STK	Common Stock	12,600	258,552
FULTON FINANCIAL CORP COM STK	Common Stock	57,000	589,380
FURNITURE BRANDS INTL INC COM STK	Common Stock	56,400	289,896
GANNETT CO INC COM STK	Common Stock	42,300	638,307
GATX CORP COM STK	Common Stock	5,400	190,512
GENCO SHIPPING & TRADING LIMITED COM STK	Common Stock	22,100	318,240
GENESCO INC COM STK	Common Stock	12,800	479,872
GEORGIA GULF CORP COM STK	Common Stock	11,400	274,284
GETTY REALTY CORP COM STK	Common Stock	9,900	309,672
GLATFELTER (P.H.) CO COM STK	Common Stock	14,800	181,596
GLOBAL INDUSTIRES COM STK	Common Stock	27,200	188,496
GOODRICH PETROLEUM CORPORATION COM STK	Common Stock	16,500	291,060
GRANITE CONSTRUCTION COM STK	Common Stock	48,200	1,322,126
GREAT PLAINS ENERGY INC COM STK NPV	Common Stock	24,800	480,872
GRIFFON CORP COM STK	Common Stock	5,100	64,974
GROUP 1 AUTOMOTIVE INC COM STK	Common Stock	4,200	175,392
HANOVER INSURANCE GROUP INC COM STK	Common Stock	7,500	350,400

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
HARTE-HANKS INC COM STK	Common Stock	15,300	$195,381
HAYNES INTERNATIONAL INC COM STK	Common Stock	4,800	200,784
HCC INSURANCE HLDG COM STK	Common Stock	51,700	1,496,198
HEALTH MANAGEMENT ASSOCIATES INC CLASS A	Common Stock	25,200	240,408
HECLA MINING CO COM STK	Common Stock	47,400	533,724
HEIDRICK & STRUGGLES COM STK	Common Stock	13,000	372,450
HELEN OF TROY COM STK	Common Stock	6,200	184,388
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	23,300	282,862
HERCULES TECHNOLOGY GROWTH CAP INC COM S	Common Stock	24,500	253,820
HERITAGE FINANCIAL CORP COM STK	Common Stock	22,200	309,024
HFF INC COM STK	Common Stock	23,400	226,044
HOT TOPIC INC COM STK	Common Stock	26,800	168,036
HUBBELL INC CLASS 'B'	Common Stock	5,000	300,650
HUGOTON ROYALTY TR UNITS OF BEN INTEREST	Common Stock	9,500	194,940
IBERIABANK CORP COM STK	Common Stock	5,500	325,215
ICU MEDICAL INC COM STK	Common Stock	6,000	219,000
IDACORP INC COM STK	Common Stock	4,500	166,410
IESI-BFC LTD	Common Stock	13,700	332,910
IMPAX LABORATORIES INC COM STK	Common Stock	17,100	343,881
INTEGRATED DEVICE TECHNOLOGY INC COM STK	Common Stock	53,700	357,642
INTERNAP NETWOEK SERVICES COM STK	Common Stock	45,400	276,032
INTERSIL CORP CLASS 'A' COM STK	Common Stock	21,100	322,197
INTREPID POTASH INC	Common Stock	5,400	201,366
INVESTMENT TECHNOLOGY GROUP COM STK	Common Stock	14,600	239,002
JACK IN THE BOX INC COM STK	Common Stock	14,200	300,046
JETBLUE AIRWAYS CORP COM STK	Common Stock	64,000	423,040
JOURNAL COMMUNICATIONS INC COM STK	Common Stock	48,900	246,945
KAISER ALUMINUM CORP COM STK	Common Stock	3,700	185,333
KAISER FEDERAL FINANCIAL GROUP INC	Common Stock	17,999	208,428
KAMAN CORP	Common Stock	8,900	258,723
KEY ENERGY SERVICES INC COM STK	Common Stock	30,100	390,698
KFORCE INC COM STK	Common Stock	16,600	268,588
KINDRED HEALTHCARE INC COM STK	Common Stock	11,500	211,255
KNIGHT CAPITAL GROUP INC CLASS A COM ST	Common Stock	14,600	201,334
KNOLOGY INC COM STK	Common Stock	18,000	281,340
KORN-FERRY INTERNATIONAL COM STK	Common Stock	19,300	446,023
LAKELAND FINANCIAL CORP COM STK	Common Stock	13,000	278,980
LAWSON PRODUCTS INC COM STK	Common Stock	14,200	353,438
LAWSON SOFTWARE INC COM STK	Common Stock	18,400	170,200

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
LIFEPOINT HOSPITALS INC COM STK	Common Stock	5,700	$209,475
LIN TV CORP COM STK	Common Stock	82,600	437,780
LINCOLN ELECTRIC HLDS INC COM STK	Common Stock	4,400	287,188
LITTELFUSE INC COM STK	Common Stock	4,700	221,182
LSI INDUSTRIES COM STK	Common Stock	32,100	271,566
MARSHALL & ILSLEY CORP NEW COM STK	Common Stock	46,600	322,472
MARTIN MARIETTA MATERIALS INC COM STK	Common Stock	2,100	193,704
MB FINANCIAL INC COM STK	Common Stock	10,700	185,324
MCG CAPITAL CORP COM STK	Common Stock	27,500	191,675
MDC HLDGS INC COM STK	Common Stock	8,000	230,160
MDU RESOURCES GROUP INC COM STK	Common Stock	30,800	624,316
MEDICIS PHARMACEUTICAL CORP CLASS A COM	Common Stock	11,100	297,369
MENS WEARHOUSE INC COM STK	Common Stock	11,000	274,780
MERCER INSURANCE GROP INC COM STK	Common Stock	19,800	554,202
METHODE ELECTRONICS INC COM CLASS 'A'	Common Stock	18,500	239,945
MISTRAS GROUP INC	Common Stock	26,800	361,264
MKS INSTRUMENTS INC COM STK	Common Stock	6,300	154,287
MOLEX INC COM STK	Common Stock	12,200	277,184
MOOG INC CLASS 'A' (LIM.V)	Common Stock	9,200	366,160
MOTRICITY INC	Common Stock	1,400	25,998
MUELLER INDUSTRIES INC COM STK	Common Stock	23,600	771,720
MUELLER WATER PRODUCTS INC COM STK	Common Stock	85,100	354,867
NATIONAL BANKSHARES INC COM STK	Common Stock	6,700	210,983
NATIONAL HEALTH CARE CORP COM STK	Common Stock	16,984	785,850
NATIONAL SEMICONDUCTOR CORP COM STK	Common Stock	19,800	272,448
NCR CORP COM STK	Common Stock	11,500	176,755
NETGEAR INC COM STK	Common Stock	5,500	185,240
NEUSTAR INC-CLASS COM STK	Common Stock	9,900	257,895
NEW YORK & CO INC COM STK	Common Stock	47,400	209,508
NORDIC AMERICAN TANKER SHIPPING	Common Stock	25,500	663,510
NORTH AMERICAN ENERGY PARTNERS COM NPV	Common Stock	19,700	241,522
NORTHWESTERN CORPORATION COM STK	Common Stock	7,100	204,693
NOVATEL WIRELESS INC	Common Stock	6,200	59,210
OLD DOMINION FREIGHT LINE INC COM STK	Common Stock	6,000	191,940
OLD NATIONAL BANCORP (INDIANA) COM STK	Common Stock	25,100	298,439
OLIN CORP COM STK	Common Stock	8,300	170,316
OM GROUP INC COM STK	Common Stock	7,800	300,378
ORBITAL SCIENCES COM STK	Common Stock	10,800	185,004
ORIENT EXPRESS HOTELS LTD CLS A COM STK	Common Stock	16,400	213,036

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
ORITANI FINANCIAL CORP (NEW)	Common Stock	17,600	$215,424
OSHKOSH CORPORATION	Common Stock	7,500	264,300
OVERSEAS SHIPHOLDING GROUP INC COM STK	Common Stock	27,400	970,508
OWENS & MINOR INC COM STK	Common Stock	18,100	532,683
PACIFIC CONTINETAL CORP COM STK	Common Stock	18,400	185,104
PARAMETRIC TECHNOLOGY CORP NEW COM STK	Common Stock	21,100	475,383
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	11,500	345,000
PARK STERLING BANK COM STK	Common Stock	49,100	302,456
PC CONNECTION COM STK	Common Stock	17,400	154,164
PENN VIRGINIA CORP COM STK	Common Stock	31,100	523,102
PENNANTPARK INVESTMENT CORP COM STK	Common Stock	24,900	304,776
PENSKE AUTOMOTIVE GROUP INC COM STK	Common Stock	11,100	193,362
PEP BOYS MANNY MOE & JACK COM STK	Common Stock	11,700	157,131
PETROLEUM DEVELOPMENT COM STK	Common Stock	6,600	278,586
PHARMACEUTICAL PRODUCT DEVELOPMENT COM S	Common Stock	11,600	314,824
PIEDMONT OFFICE REALTY TRUST INC CLS A	Common Stock	12,500	251,750
PIKE ELECTRIC CORPORATION COM STK	Common Stock	43,600	374,088
PIPER JAFFRAY COMPANIES COM STK	Common Stock	10,600	371,106
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	8,600	386,742
PLEXUS CORP COM STK	Common Stock	18,700	578,578
PMI GROUP INC COM STK	Common Stock	38,500	127,050
POLYCOM INC COM STK	Common Stock	4,600	179,308
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	32,900	713,930
PRESTIGE BRANDS HLDGS INC COM STK	Common Stock	21,100	252,145
PRIMO WATER CORP	Common Stock	15,800	224,518
PROASSURANCE CORP COM STK	Common Stock	5,100	309,060
PROSPECT CAPITAL CORP COM STK	Common Stock	15,800	170,640
PROVIDENT FINANCIAL SERVICES INC COM STK	Common Stock	23,500	355,555
PZENA INVESTMENT MANAGEMENT, INC COM STK	Common Stock	9,500	69,825
QUEST SOFTWARE INC COM STK	Common Stock	33,200	920,968
RADIAN GROUP INC COM STK	Common Stock	39,000	314,730
RADIOSHACK CORP COM STK	Common Stock	29,800	551,002
RALCORP HOLDINGS INC COM STK	Common Stock	7,600	494,076
RED ROBIN GOURMET BURGERS INC COM STK	Common Stock	15,700	337,079
REGAL BELOIT CORP COM STK	Common Stock	3,200	213,632
REGIS CORP COM STK	Common Stock	9,900	164,340
RENT-A-CENTER INC COM STK	Common Stock	5,800	187,224
ROBBINS & MYERS INC COM	Common Stock	9,700	347,066
ROGERS CORP CAP STK	Common Stock	9,400	359,550

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
ROSETTA RESOURCES INC COM STK	Common Stock	5,100	$191,964
ROWAN COS INC COM STK	Common Stock	4,900	171,059
ROYAL GOLD INC COM STK	Common Stock	3,300	180,279
RTI INTERNATIONAL METALS INC COM STK	Common Stock	6,000	161,880
RUBY TUESDAY INC COM	Common Stock	9,900	129,294
RUDDICK CORP COM STK	Common Stock	4,100	151,044
SANDRIDGE ENERGY INC COM STK	Common Stock	37,400	273,768
SCHNITZER STEEL COM STK	Common Stock	3,100	205,809
SCHULMAN (A.) INC COM STK	Common Stock	8,700	199,143
SCRIPPS (EW) CO NEW CLASS 'A' COM STK	Common Stock	67,900	707,455
SENECA FOODS CLASS 'A' COM STK	Common Stock	10,000	269,800
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	6,800	249,764
SIGMA DESIGNS INC COM STK	Common Stock	31,700	449,189
SILGAN HLDGS INC COM STK	Common Stock	9,600	343,776
SIMPSON MFG CO INC COM STK	Common Stock	5,200	160,732
SKYWEST INC COM STK	Common Stock	9,400	146,828
SONOCO PRODUCTS CO COM STK	Common Stock	12,600	424,242
STAGE STORES INC COM STK	Common Stock	11,100	192,474
STANDARD MICROSYSTEMS CORP COM STK	Common Stock	13,900	400,737
STANDARD MOTOR PRODUCTS INC COM STK	Common Stock	19,500	267,150
STERLING BANCSHARES INC COM STK	Common Stock	55,400	388,908
SUN HEALTHCARE GROUP INC	Common Stock	9,300	117,742
SUPERIOR ENERGY SERVICES INC COM STK	Common Stock	5,400	188,946
SWIFT ENERGY CO COM STK	Common Stock	13,400	524,610
SYKES ENTERPRISES INC COM STK	Common Stock	26,300	532,838
SYNOPSYS INC COM STK	Common Stock	6,200	166,842
SYNOVUS FINANCIAL CORP COM STK	Common Stock	72,900	192,456
SYSTEMAX INC COM STK	Common Stock	12,900	181,890
S1 CORP. COM STK	Common Stock	72,400	499,560
TALECRIS BIOTHERAPEUTICS HLDGS CORP	Common Stock	15,900	370,470
TARGA RESOURCES CORP	Common Stock	2,189	58,687
TECH DATA CORP COM STK	Common Stock	4,900	215,698
TELLABS INC COM STK	Common Stock	45,300	307,134
TETRA TECHNOLOGIES COM STK	Common Stock	46,500	551,955
TEXAS INDUSTRIES INC COM STK	Common Stock	6,500	297,570
THE JONES GROUP INC	Common Stock	26,000	404,040
THOMAS & BETTS CORP COM STK	Common Stock	3,500	169,050
THOMPSON CREEK METALS CO INC COM	Common Stock	28,100	413,632
TOTAL SYSTEM SERVICES INC	Common Stock	30,300	466,014

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)
TOWERS WATSON & CO CLASS A	Common Stock	4,400	$229,064
TRADESTATION GROUP INC COM STK	Common Stock	54,200	365,850
TREDEGAR CORP COM	Common Stock	8,900	172,482
TREEHOUSE FOODS INC COM STK	Common Stock	7,700	393,393
TRICO BANCSHARES COM STK	Common Stock	16,100	260,015
TRIUMPH GROUP INC COM STK	Common Stock	2,900	259,289
TRUE RELIGION APPAREL INC COM STK	Common Stock	21,600	480,816
TRUSTMARK CORP COM STK	Common Stock	9,000	223,560
UNIT CORP COM STK	Common Stock	8,200	381,136
UNITED BANKSHARES INC COM STK	Common Stock	7,700	224,840
UNITED FIRE & CASUALTY CO COM STK	Common Stock	8,900	198,648
UNITIL CORP COM STK	Common Stock	11,100	252,414
US ECOLOGY INC COM STK	Common Stock	25,000	434,500
US PHYSICAL THERAPY COM STK	Common Stock	15,100	299,282
UTAH MEDICAL PRODUCTS COM STK	Common Stock	9,300	248,031
UTI WORLDWIDE INC ORD	Common Stock	8,400	178,080
VAIL RESORTS INC COM STK	Common Stock	6,000	312,240
VALIDUS HOLDING LTD COM STK	Common Stock	6,772	207,291
VARIAN SEMICONDUCT EQUIP ASSOC INC COM	Common Stock	10,400	384,488
VERIGY LTD COM	Common Stock	23,600	307,272
VILLAGE SUPER MARKET INC CLASS 'A' COM STK	Common Stock	6,700	221,100
W & T OFFSHORE INC COM STK	Common Stock	12,100	216,227
WADDELL & REED FINL INC CL A	Common Stock	8,345	294,495
WASHINGTON BANKING CO COM STK	Common Stock	16,200	222,102
WASHINGTON FEDERAL INC COM STK	Common Stock	13,700	231,804
WD-40 CO COM STK	Common Stock	3,263	131,434
WEBSENSE INC COM STK	Common Stock	23,200	469,800
WEBSTER FINANCIAL CORP COM STK	Common Stock	33,700	663,890
WEIS MARKETS INC COM STK	Common Stock	14,500	584,785
WESCO INTERNATIONAL INC COM STK	Common Stock	2,800	147,840
WESTAR ENERGY INC COM STK	Common Stock	6,300	158,508
WGL HLDGS INC COM STK	Common Stock	8,000	286,160
WHITNEY HLDGS CORP COM STK	Common Stock	36,100	510,815
WINTRUST FINANCIAL CORP COM STK	Common Stock	10,500	346,815
WORTHINGTON INDUSTRIES INC COM STK	Common Stock	10,200	187,680
YOUNG INNOVATIONS INC COM STK	Common Stock	34,700	1,110,747
ZIONS BANCORP COM STK	Common Stock	9,000	218,070
ZORAN CORP COM STK	Common Stock	29,800	262,240

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)
Common Stock (Con't)

Total Common Stock			$106,243,955

Preferred Stock
ASPEN INSURANCE	Preferred Stock	44,800	$2,461,200
CALLAWAY GOLF CO SER 'B' CNV PFD SHS	Preferred Stock	2,300	299,863
DUPONT FABROS TECHNOLOGY	Preferred Stock	7,336	183,107
ENTERTAINMENT PROPERTY TRUST CUM CNV PRE	Preferred Stock	8,000	222,880
LEXINGTON REALITY TRUST	Preferred Stock	4,300	184,093
LODGENET INTERACTIVE CORP	Preferred Stock	185	259,925
NATIONAL RETAIL PROPERTIES INC	Preferred Stock	14,800	368,816
PS BUSINESS PARKS INC CALIF DEP SHS REP	Preferred Stock	5,800	146,276
UNIVERSAL CORP	Preferred Stock	278	278,000
Total Preferred Stock			$4,404,160

REIT
AMERICAN CAMPUS COMMUNITIES INC COM STK	REIT	9,600	$304,896
ASHFORD HOSPITALITY TRUST INC COM STK	REIT	28,100	271,165
ASSOCIATED ESTATES REALTY CORP COM	REIT	27,500	420,475
CAPSTEAD MTGE CORP COM STK	REIT	14,900	187,591
CBL & ASSOCIATES PROPERTIES INC COM STK	REIT	20,700	362,250
CHIMERA INVESTMENT CORPORATION COM STK	REIT	125,200	514,572
COMMONWEALTH REIT SHS OF BNF INT	REIT	6,600	168,366
DCT INDUSTRIAL TRUST INC COM STK	REIT	49,500	262,845
DUKE REALTY CORP COM STK	REIT	26,400	328,944
FIRST INDUSTRIAL REALTY TRUST COM STK	REIT	29,300	256,668
FIRST POTOMAC REALTY TRUST SBI	REIT	18,900	317,898
GOVERNMENT PROPERTIES INCOME	REIT	17,800	476,862
HATTERAS FINANCIAL CORP	REIT	6,000	181,620
HEALTHCARE REALTY TRUST INC COM STK	REIT	8,000	169,360
HERSHA HOSPITALITY TRUST CLASS 'A' SHS BEN	REIT	11,049	72,923
HIGHWOODS PROPERTIES INC COM STK	REIT	11,300	359,905
INLAND REAL ESTATE CORP COM STK	REIT	17,400	153,120
KILROY REALTY CORP COM STK	REIT	10,600	386,582
LEXINGTON REALTY TRUST COM STK	REIT	38,800	308,460
MEDICAL PROPERTIES TRUST INC COM STK	REIT	14,200	153,786
MFA FINANCIAL INC COM STK	REIT	47,800	390,048
NATIONAL HEALTH INVESTORS COM STK	REIT	4,300	193,586
NATIONAL RETAIL PROPERTIES INC COM	REIT	15,900	421,350
OMEGA HEALTHCARE INVESTORS COM STK	REIT	10,900	244,596
PS BUSINESS PARKS INC CALIF COM SER'A '	REIT	4,800	267,456
SABRA HEALTH CARE REIT INC	REIT	10,600	195,046
SAUL CENTERS INC COM STK	REIT	3,700	175,195
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	11,100	215,895
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	6,200	192,138
WINTHROP REALTY TRUST SHS BNF INT	REIT	14,500	185,455
Total REIT			$8,139,053

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)

Cash Equivalents
Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,043,733	$3,043,733
Total Cash Equivalents			$3,043,733

Investment Companies
Mutual Funds
ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Funds	14,300	$1,118,689
ISHARES TRUST RUSSELL 2000 VALUE INDEX FUND	Mutual Funds	46,000	3,270,140
ISHARES TRUST S&P SMALLCAP 600 INDEX FUND	Mutual Funds	3,600	246,492
Total Investment Companies			$4,635,321

TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$126,466,222

UBS S&P 500 INDEX FUND	Commingled Trust	11,015,553	$194,005,925

ARTIO INTERNATIONAL EQUITY - INSTITUTIONAL FUND	Mutual Fund	8,583,348	$258,702,101

Money Market Fund
WESTERN ASSET INSTITUTIONAL GOVERNMENT RESERVES FUND	Money Market	212,068,291	$212,068,291

			(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Rate of	Maturity	Par	Current
Description	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND

Government Bonds
UNITED STATES OF AMER TREAS NOTES	0.09%	1/31/2011	$20,081,451	$20,081,196
UNITED STATES OF AMER TREAS NOTES	3.75%	11/15/2018	20,790,799	21,495,747
UNITED STATES TREAS NOTES	0.88%	5/31/2011	21,840,291	21,840,111
UNITED STATES TREAS NOTES	2.13%	11/30/2014	41,910,723	42,416,296
UNITED STATES TREAS NOTES	2.38%	9/30/2014	20,376,157	20,338,596
UNITED STATES TREAS NOTES	2.63%	11/15/2020	11,634,411	11,572,171
UNITED STATES TREAS NOTES	2.75%	2/15/2019	9,214,166	9,372,600
Total Government Bonds				$147,116,717

Mortgage-Backed Security Bonds
GNMA I MORTPASS	6.00%	11/15/2038	1,305,094	$1,409,456
FEDERAL HOME LN MTG CORP PTN CTFS	5.50%	2/1/2036	658,763	655,925
FHLMCGLD MORTPASS	5.50%	4/1/2038	3,439,469	3,447,811
FHLMCGLD MORTPASS	6.50%	9/1/2040	2,759,103	2,799,235
FHLMCGLD MORTPASS	6.00%	3/1/2037	1,367,835	1,370,891
FEDERAL NATIONAL MORTGAGE ASSOC	5.50%	8/1/2037	346,168	345,587
FEDERAL NATIONAL MORTGAGE ASSOC	5.00%	2/1/2036	5,932,016	5,889,114
FNMA MORTPASS	3.59%	11/1/2020	1,154,402	1,157,890
FNMA MORTPASS	3.76%	10/1/2020	1,433,994	1,414,305
FNMA MORTPASS	4.01%	12/1/2020	592,926	594,723
FNMA MORTPASS	5.50%	4/1/2029	1,343,160	1,397,835
FNMA MORTPASS	5.50%	1/1/2036	309,137	309,724
FNMA MORTPASS	5.50%	10/1/2038	3,617,772	3,636,403
FNMA MORTPASS	6.50%	7/1/2036	693,134	708,688
FNMA MORTPASS	6.00%	4/1/2039	2,030,062	2,032,672
FNMA MORTPASS	6.00%	7/1/2038	374,689	374,070
Total Mortgage-Backed Security Bonds				$27,544,329

Corporate Bonds
HSBC BANK PLC	3.50%	6/28/2015	380,720	$390,565
ROCHE HLDGS INC	6.00%	3/1/2019	2,068,507	$2,357,075
ABBOTT LABS	5.60%	11/30/2017	1,506,059	$1,753,836
ALABAMA POWER CO.	5.80%	11/15/2013	431,643	$483,889
ASTRAZENECA	5.90%	9/15/2017	2,620,747	$3,072,256
AT&T INC	5.10%	9/15/2014	2,446,170	$2,784,477
BANK OF NOVA SCOTIA	2.38%	12/17/2013	378,728	$388,414
BANK OF NOVA SCOTIA	3.40%	1/22/2015	440,744	$454,605
BECTON DICKINSON & CO	4.95%	11/12/2020	161,918	$152,057
BERKSHIRE HATHAWAY FINANCE CORP	4.60%	5/15/2013	555,260	$592,679
BERKSHIRE HATHAWAY INC	3.20%	2/11/2015	706,519	$729,539
BOEING CO	5.13%	2/15/2013	856,389	$926,511
CISCO SYSTEMS INC	4.45%	1/15/2020	829,584	$864,354
CISCO SYSTEMS INC	5.50%	2/22/2016	1,352,403	$1,549,633

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Rate of	Maturity	Par	Current
Description	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

Corporate Bonds (Con't)
CME GROUP INC	5.400%	8/1/2013	$589,518	$654,063
CME GROUP INC	5.750%	2/15/2014	584,967	639,989
CREDIT SUISSE NEW YORK	5.300%	8/13/2019	760,879	765,796
DIAGEO	5.200%	1/30/2013	395,308	432,442
DUKE ENERGY CAROLINAS LLC	7.000%	11/15/2018	207,977	243,383
DUPONT INSTRUMENTS CORP	5.000%	7/15/2013	758,047	825,797
GENERAL DYNAMICS CORP	5.250%	2/1/2014	394,809	427,232
GENERAL ELECTRIC CO	5.000%	2/1/2013	7,520,400	8,100,677
GENERAL ELECTRIC CO	5.250%	12/6/2017	537,649	619,974
GEORGIA POWER CO	6.000%	11/1/2013	211,922	237,041
GLAXOSMITHLKLINE CAPITAL INC	5.650%	5/15/2018	733,100	895,305
HEWLETT-PACKARD CO	4.500%	3/1/2013	333,739	364,993
ILLINOIS TOOL WORKS INC	6.250%	4/1/2019	717,398	816,580
INTERNATIONAL BUS MACH CORP	7.625%	10/15/2018	1,920,958	2,321,877
* JPMORGAN CHASE & CO	4.400%	7/22/2020	491,843	484,249
* JPMORGAN CHASE & CO	6.300%	4/23/2019	823,979	846,862
KIMBERLY-CLARK CORP	3.625%	8/1/2020	310,540	294,633
MASSMUTUAL GLOBAL FUNDING	2.300%	9/28/2015	315,818	308,118
MORGAN STANLEY	7.300%	5/13/2019	916,360	915,144
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	406,911	443,520
ORACLE CORP	5.750%	4/15/2018	937,903	1,135,937
PACCAR INC NT	6.375%	2/15/2012	520,160	547,919
PEPSICO INC	3.125%	1/1/2020	512,911	491,533
PFIZER INC	6.200%	3/15/2019	624,831	709,845
PRAXAIR INC	1.750%	11/15/2012	913,355	926,959
PRAXAIR INC	4.625%	3/30/2015	931,325	1,041,597
SOUTHERN CALIF EDISON CO IST MTGBDS	5.750%	3/15/2014	713,537	790,183
TEVA PHARMACEUTICAL FINANCE II	3.000%	6/15/2015	305,231	309,313
TOTAL CAPITAL SA	3.000%	6/24/2015	266,591	271,579
TOYOTA MOTOR CREDIT CORP	3.200%	6/17/2015	269,646	276,827
TRANSCANADA PIPELINES	3.800%	10/1/2020	521,946	488,889
UNITED PARCEL SERVICE INC	3.125%	1/15/2021	269,210	251,758
UNITED TECHNOLOGIES CORP	6.125%	2/1/2019	1,100,427	1,247,749
VERIZON WIRELESS CAPITAL/CELLCO PTN	5.550%	2/1/2014	606,635	659,418
WAL-MART STORES INC	4.550%	5/1/2013	2,091,476	2,242,379
WAL-MART STORES INC	5.800%	2/15/2018	2,542,163	2,928,890
WALGREEN CO.	4.875%	8/1/2013	564,403	613,840
Total Corporate Bonds				$52,072,180

				(Continued)

AUTOMATIC DATA PROCESSING, INC.			Plan Number 002
RETIREMENT AND SAVINGS PLAN			Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Rate of	Maturity	Par	Current
Description	Interest	Date	Value	Value

SEIX INTERMEDIATE BOND FUND (Con't)

CMO/REMIC
BANC OF AMERICA COMMERCIAL MORTGAGE INC	FLOATING	9/10/2047	$990,730	$1,027,666
FANNIE MAE	5.500%	10/25/2032	332,766	333,675
FHLMC REMIC SERIES	5.500%	2/15/2033	554,702	565,879
FREDDIE MAC	5.500%	11/15/2033	1,032,985	1,072,132
FANNIE MAE	3.655%	11/25/2020	641,233	626,192
FHLMC REMIC SERIES	5.000%	7/15/2037	305,377	306,803
GMNA REMIC TRUST	5.500%	1/20/2033	851,171	857,696
3351 PC	6.000%	7/15/2037	443,276	446,998
Total CMO/REMIC				$5,237,041

Commercial Mortgage-Backed Bonds
BANC AMERIC COML MTG INC	5.379%	9/10/2047	953,731	$946,540
CITIGROUP COMMERCIAL MORTGAGE TRUST 2004	4.380%	10/15/2041	1,516,676	1,498,550
CS FIRST BOSTON MORTGAGE SECURITIES 2005	5.100%	8/15/2038	235,401	247,049
LBS-UBS COMMERCIAL MORTGAGE TRUST VARIAB	FLOATING	11/15/2030	198,485	228,860
NCUA GTD NTS TST 2010-C1	2.650%	10/29/2020	1,100,480	1,065,814
WACHOVIA BANK COMMERCIAL MORTGAGE TRUST	FLOATING	10/15/2044	924,861	944,607
WACHOVIA BANK COMMERCIAL MORTGAGE TRUST	FLOATING	7/15/2042	566,183	591,317
Total Commercial Mortgage-Backed Bonds				$5,522,737

Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	886,730	$886,730
Total Short-Term Investment Fund				$886,730

TOTAL SEIX INTERMEDIATE BOND FUND				$238,379,734

				(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

MONTAG & CALDWELL LARGE CAP GROWTH FUND

Common Stock
ABBOTT LABS COM	Common Stock	88,500	$4,240,035
ACCENTURE PLC CLS 'A'	Common Stock	90,100	4,368,949
ALLERGAN INC COM STK	Common Stock	78,000	5,356,260
APACE CORP	Common Stock	22,800	2,718,444
APPLE INC COM STK	Common Stock	17,245	5,562,547
BROADCOM CORP CLASS 'A' COM STK	Common Stock	80,100	3,488,355
CAMERON INTERNATIONAL COR COM STK	Common Stock	77,300	3,921,429
CARNIVAL CORP COM STK	Common Stock	65,600	3,024,816
COCA-COLA CO COM STK	Common Stock	100,100	6,583,577
COLGATE-PALMOLIVE CO COM STK	Common Stock	17,700	1,422,549
COSTCO WHOLESALE CORP COM STK	Common Stock	74,000	5,343,540
EMERSON ELECTRIC CO COM STK	Common Stock	62,900	3,595,993
FLUOR CORP (NEW) COM STK	Common Stock	83,000	5,499,580
GOOGLE INC COM STK	Common Stock	10,725	6,370,328
HALLIBURTON CO COM STK	Common Stock	49,700	2,029,251
* JPMORGAN CHASE & CO COM STK	Common Stock	92,700	3,932,334
JUNIPER NETWORKS COM STK	Common Stock	41,700	1,539,564
KRAFT FOODS INC COM STK	Common Stock	101,500	3,198,265
MCDONALD'S CORP COM STK	Common Stock	71,600	5,496,016
MERCK & CO INC (NEW) COM STK	Common Stock	160,728	5,792,637
NIKE INC CLASS 'B' COM STK NPV	Common Stock	50,300	4,296,626
OCCIDENTAL PETROLEUM CORP COM	Common Stock	59,700	5,856,570
ORACLE CORP COM STK	Common Stock	110,600	3,461,780
PEPSICO INC CAP STK	Common Stock	84,100	5,494,253
PROCTER & GAMBLE CO COM STK	Common Stock	92,805	5,970,146
QUALCOMM INC COM STK	Common Stock	120,600	5,968,494
SCHLUMBERGER COM STK	Common Stock	71,400	5,961,900
STRYKER CORP COM STK	Common Stock	107,200	5,756,640
TJX COS INC COM STK	Common Stock	83,400	3,702,126
UNITED PARCEL SERVICE INC CLASS 'B' COM ST	Common Stock	52,800	3,832,224
WAL-MART STORES INC COM STK	Common Stock	24,400	1,315,892
WALT DISNEY (HLDG) CO DISNEY COM STK	Common Stock	100,000	3,751,000
Total Common Stock			$138,852,120

Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,768,048	$2,768,048
Total Short-Term Investment Fund			$2,768,048

TOTAL MONTAG & CALDWELL LARGE CAP GROWTH FUND			$141,620,168

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND

Common Stock
ABBOTT LABS COM	Common Stock	60,000	$ 2,874,600
ACCENTURE PLC CLS 'A'	Common Stock	38,400	1,862,016
ALTRIA GROUP INC COM STK	Common Stock	78,500	1,932,670
AMERICAN ELECTRIC POWER CO INC COM STK	Common Stock	24,500	881,510
AMERICAN EXPRESS CO COM	Common Stock	45,000	1,931,400
ARCHER-DANIELS-MIDLAND CO UNIT	Common Stock	18,000	698,940
AT&T INC COM STK	Common Stock	192,000	5,640,960
* AUTOMATIC DATA PROCESSING INC COM STK	Common Stock	36,000	1,666,080
BLACKROCK INC CLASS 'A' COM STK	Common Stock	10,700	2,039,206
BRISTOL-MYERS SQUIBB CO COM STK	Common Stock	130,000	3,442,400
CHEVRON CORP COM STK	Common Stock	40,800	3,723,000
CHUBB CORP COM STK	Common Stock	16,000	954,240
COCA-COLA CO COM STK	Common Stock	12,800	841,856
CONOCOPHILLIPS COM STK	Common Stock	24,000	1,634,400
DEERE & CO COM STK	Common Stock	22,500	1,868,625
DOVER CORP COM STK	Common Stock	27,000	1,578,150
DU PONT (E.I.)DE NEMOURS & CO COM STK	Common Stock	25,500	1,271,940
EATON VANCE CORP COM NON BTG	Common Stock	40,000	1,209,200
EMERSON ELECTRIC CO COM STK	Common Stock	26,000	1,486,420
ENCANA CORP COM NPV	Common Stock	48,000	1,397,760
ENTERGY CORP COM STK	Common Stock	6,000	424,980
EXELON CORP COM STK NPV	Common Stock	11,000	458,040
EXXON MOBIL CORP COM STK NPV	Common Stock	66,500	4,862,480
FEDERATED INVESTORS INC COM STK CLASS 'B'	Common Stock	20,000	523,400
FIRSTENERGY CORP COM STK	Common Stock	26,100	966,222
FRONTIER COMMUNICATIONS CORP CLASS 'B' COM	Common Stock	39,134	380,774
GALLAGHER (ARTHUR J.) & CO COM	Common Stock	30,825	896,391
GENERAL ELECTRIC CO. COM STK	Common Stock	120,000	2,194,800
GENERAL MILLS INC COM STK	Common Stock	32,200	1,145,998
HEINZ (H.J.) CO COM STK	Common Stock	41,000	2,027,860
HOME DEPOT INC COM STK	Common Stock	68,000	2,384,080
HONEYWELL INTERNATIONAL INC COM STK	Common Stock	46,800	2,487,888
ILLINOIS TOOL WORKS INC COM STK	Common Stock	18,000	961,200
INTEL CORP COM STK	Common Stock	165,000	3,469,950

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
INTERNATIONAL BUS MACH CORP COM STK	Common Stock	33,100	$ 4,857,756
INTERNATIONAL FLAVORS & FRAGRANCES COM	Common Stock	20,000	1,111,800
JOHNSON & JOHNSON COM STK	Common Stock	45,000	2,783,250
* JPMORGAN CHASE & CO COM STK	Common Stock	91,000	3,860,220
KIMBERLY-CLARK CORP COM STK	Common Stock	30,000	1,891,200
KRAFT FOODS INC COM STK NPV CLS 'A'	Common Stock	22,000	693,220
LINEAR TECHNOLOGY CORP COM STK NPV	Common Stock	14,000	484,260
MATTEL INC COM STK	Common Stock	40,000	1,017,200
MCDONALD'S CORP COM STK	Common Stock	44,000	3,377,440
MCGRAW-HILL COS INC (THE) COM STK	Common Stock	24,400	888,404
MERCK & CO INC (NEW) COM STK	Common Stock	127,589	4,598,308
MEREDITH CORP COM STK	Common Stock	37,500	1,299,375
METLIFE INC COM STK	Common Stock	48,000	2,133,120
MICROSOFT CORP COM STK	Common Stock	135,500	3,783,160
MORGAN STANLEY COM STK	Common Stock	40,000	1,088,400
MURPHY OIL CORP COM	Common Stock	14,000	1,043,700
NATIONAL FUEL GAS CO COM STK	Common Stock	21,800	1,430,516
NEXTERA ENERGY INC	Common Stock	13,403	696,822
NORDSTROM INC COM STK NPV	Common Stock	23,400	991,692
NORFOLK SOUTHERN CORP COM STK	Common Stock	18,000	1,130,760
NORTHERN TRUST CORP COM STK	Common Stock	30,400	1,684,464
NUCOR CORP COM STK	Common Stock	31,000	1,358,420
OCCIDENTAL PETROLEUM CORP COM	Common Stock	19,600	1,922,760
PARKER-HANNIFIN CORP COM STK	Common Stock	18,000	1,553,400
PEOPLES UNITED FINANCIAL INC COM	Common Stock	105,000	1,471,050
PEPSICO INC CAP STK	Common Stock	12,200	797,026
PFIZER INC COM STK	Common Stock	200,000	3,502,000
PG&E CORP COM STK NPV	Common Stock	20,000	956,800
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	74,000	4,331,220
PNC FINANCIAL SERVICES GROUP COM STK	Common Stock	22,000	1,335,840
PPL CORP COM STK	Common Stock	40,000	1,052,800
PRICE T ROWE GROUP INC COM STK	Common Stock	20,000	1,290,800
PROCTER & GAMBLE CO COM STK NPV	Common Stock	42,500	2,734,025
PROGRESSIVE CORP (OHIO) COM STK	Common Stock	20,000	397,400
PUBLIC SERVICE ENTERPRISE GROUP INC COM	Common Stock	36,000	1,145,160
RAYTHEON CO COM STK	Common Stock	32,000	1,482,880
RENAISSANCERE HLDGS COM STK	Common Stock	12,200	777,018

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

COLUMBIA DIVIDEND VALUE FUND (Con't)
Common Stock (Con't)
RPM INTERNATIONAL INC COM STK	Common Stock	42,000	$928,200
SCHLUMBERGER COM STK	Common Stock	22,000	1,837,000
SEMPRA ENERGY CORP COM STK	Common Stock	18,400	965,632
SHERWIN-WILLIAMS CO COM STK	Common Stock	37,450	3,136,437
SMUCKER (J.M) CO COM STK NPV	Common Stock	14,000	919,100
SONOCO PRODUCTS CO COM STK NPV	Common Stock	34,500	1,161,615
STAPLES INC COM STK	Common Stock	33,000	751,410
TARGET CORP COM STK	Common Stock	36,800	2,212,784
TEXAS INSTRUMENTS INC COM STK	Common Stock	40,000	1,300,000
TIME WARNER INC	Common Stock	64,200	2,065,314
TJX COS INC COM STK	Common Stock	18,800	834,532
TRANSOCEAN LTD	Common Stock	24,200	1,682,142
UNITED TECHNOLOGIES CORP COM STK	Common Stock	28,000	2,204,160
UNUM GROUP COM	Common Stock	60,000	1,453,200
US BANCORP DELAWARE COM STK	Common Stock	58,000	1,564,260
VERIZON COMMUNICATIONS INC COM STK	Common Stock	148,000	5,295,440
WAL-MART STORES INC COM STK	Common Stock	28,250	1,523,523
WASTE MANAGEMENT INC COM STK	Common Stock	44,000	1,622,280
WELLS FARGO & CO COM STK	Common Stock	60,000	1,859,400
WINDSTREAM CORP COM STK	Common Stock	24,465	341,042
APACHE CORP	Common Stock	4,200	278,775
CITIGROUP INC	Common Stock	2,000	273,380
BHP BILLITON LIMITED ADR EACH REP 2 ORD	Common Stock	14,800	1,375,216
CANON INC ADR (CNV INTO 1 ORD SHS NPV)	Common Stock	21,000	1,078,140
DIAGEO ADR EACH REPR 4 ORD	Common Stock	22,000	1,635,260
ROYAL DUTCH SHELL ADR EACH REPR 2 'A' SHS	Common Stock	60,000	4,006,799
Total Common Stock			$171,378,143

Cash Equivalents
Short-Term Investment Fund
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	7,468,968	$7,468,968
Total Cash Equivalents			$7,468,968

Investment Companies
Mutual Funds
SPIDER S&P 500 ETF TRUST	Mutual Funds	34,500	4,339,410
Total Investment Companies			$4,339,410

TOTAL COLUMBIA DIVIDEND VALUE FUND			$183,186,521

			(Continued)

AUTOMATIC DATA PROCESSING, INC.		Plan Number 002
RETIREMENT AND SAVINGS PLAN		Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Number	Current
	Description	of Shares	Value

Retirement Income
JPMORGAN SMARTRETIREMENT INCOME FUND	Commingled Trust	2,030,176	$26,453,188

Retirement 2010
JPMORGAN SMARTRETIREMENT 2010 FUND	Commingled Trust	2,188,175	$29,146,496

Retirement 2015
JPMORGAN SMARTRETIREMENT 2015 FUND	Commingled Trust	4,473,333	$60,524,198

Retirement 2020
JPMORGAN SMARTRETIREMENT 2020 FUND	Commingled Trust	9,597,484	$132,637,228

Retirement 2030
JPMORGAN SMARTRETIREMENT 2030 FUND	Commingled Trust	8,250,710	$112,292,164

Retirement 2040
JPMORGAN SMARTRETIREMENT 2040 FUND	Commingled Trust	5,689,865	$77,325,268

Growth Index Fund
BLACKROCK RUSSELL 2000 GROWTH FUND	Commingled Trust	17,542,328	$175,423,277

Mutual Fund
FIDELITY MANAGED INCOME PORTFOLIO	Mutual Fund	635,897	$635,897

Total Investment Funds			$2,221,927,563

*Notes receivable from participants - original loan amounts
ranging from $1,000 to $50,000 with interest rates
ranging from 4.25% to 10.5% collateralized by
the participant's vested interest in the account balance.
The loan maturity dates range from 2011 to 2020			66,837,683

TOTAL INVESTMENTS			$2,288,765,246

			(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
               (Name of Plan)

Date:  June 29, 2011                                                              /s/ Michael A. Bonarti
Michael A. Bonarti
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.